UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Amendment No. 3

Elbit Vision Systems Ltd.
(Name of Issuer)
Ordinary Shares, Par value NIS1 Per Share
(Title of Class of Securities)
000M375-76-1
(CUSIP Number)
Yaron Elad Elron Electronic Industries Ltd. The Triangular Tower, 42nd Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 000M375-76-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elbit Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 396,893 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 396,893 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,893 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.57% (exit filing)
14.	Type of Reporting Person (See Instructions) CO

(*) This amount consists of (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit Ltd. (“Elbit”).

Page 2 of 25 pages

SCHEDULE 13D

CUSIP NO. 000M375-76-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elron Electronic Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 396,893 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 396,893 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,893 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.57% (exit filing)
14.	Type of Reporting Person (See Instructions) CO

(*) This amount consists of (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit.

Page 3 of 25 pages

SCHEDULE 13D

CUSIP NO. 000M375-76-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 396,893 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 396,893 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,893 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.57% (exit filing)
14.	Type of Reporting Person (See Instructions) CO

(*) This amount consists of (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit. The Reporting Person disclaims beneficial ownership of such shares.

Page 4 of 25 pages

SCHEDULE 13D

CUSIP NO. 000M375-76-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 396,893 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 396,893 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,893 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.57% (exit filing)
14.	Type of Reporting Person (See Instructions) CO

(*) This amount consists of (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit. The Reporting Person disclaims beneficial ownership of all such shares.

Page 5 of 25 pages

SCHEDULE 13D

CUSIP NO. 000M375-76-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 396,893 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 396,893 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,893 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.57% (exit filing)
14.	Type of Reporting Person (See Instructions) CO

(*) This amount consists of (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit. The Reporting Person disclaims beneficial ownership of all such shares.

Page 6 of 25 pages

SCHEDULE 13D

CUSIP NO. 000M375-76-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 396,893 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 396,893 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,893 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.57% (exit filing)
14.	Type of Reporting Person (See Instructions) IN

(*) This amount consists of (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit. The Reporting Person disclaims beneficial ownership of all such shares.

Page 7 of 25 pages

SCHEDULE 13D

CUSIP NO. 000M375-76-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 396,893 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 396,893 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,893 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.57% (exit filing)
14.	Type of Reporting Person (See Instructions) IN

(*) This amount consists of (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit. The Reporting Person disclaims beneficial ownership of all such shares.

Page 8 of 25 pages

SCHEDULE 13D

CUSIP NO. 000M375-76-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 396,893 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 396,893 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,893 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.57% (exit filing)
14.	Type of Reporting Person (See Instructions) IN

(*) This amount consists of (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit. The Reporting Person disclaims beneficial ownership of all such shares.

Page 9 of 25 pages

SCHEDULE 13D

CUSIP NO. 000M375-76-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 396,893 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 396,893 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,893 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.57% (exit filing)
14.	Type of Reporting Person (See Instructions) IN

(*) This amount consists of (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit. The Reporting Person disclaims beneficial ownership of all such shares.

Page 10 of 25 pages

                This Amendment No. 3 on Schedule 13D/A (the “Amendment”) amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission ("SEC") by Elbit, Elron Electronic Industries Ltd. (“Elron”), Discount Investment Corporation (“DIC”), IDB Development Corporation Ltd. (“IDB Development”), IDB Holding Corporation Ltd. (“IDB Holding”), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (collectively, “the Reporting Persons”) (the “Statement”) with respect to the ordinary shares, par value NIS1.00 per share (the “Ordinary Shares”), of Elbit Vison Systems Ltd. (the "Issuer”) to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in the Reporting Persons' beneficial ownership of Ordinary Shares as a result of the sale of an aggregate of 3,323,563 Ordinary Shares by Elbit in open market transactions in accordance with the provisions of a share purchase agreement between Elbit and Everest Plus Investments Ltd., dated March 9, 2011 ("Share Purchase Agreement").  The sale resulted in each of the Reporting Persons beneficially owning less than 5% of the Ordinary Shares of the Issuer, and accordingly this Amendment represents an exit filing by each of the Reporting Persons.

The following amends and supplements Items 2, 5, 6 and 7 of the Statement.

Item 2.     Identity and Background

(a), (b) and (c):    The Reporting Persons.

The following information in this Item 2 amends the information previously provided in Item 2 of the Statement. See the Statement for additional information provided in Item 2 of the Statement that is not being amended.

As of May 9, 2011:

DIC owned approximately 50.5% of the outstanding shares of Elron.

Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 56.3% and 12.4% respectively of the outstanding shares of, and control, Ganden Holdings.

       In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned directly approximately 6.2% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 17.5% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 4.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

In addition to approximately 10.25% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned directly approximately 3.05% of the outstanding shares of IDB Holding. Of these additional shares of IDB Holding, approximately 2.96% of the outstanding shares of IDB Holding are not subject to the Shareholders Agreement.

        In addition to approximately 10.20% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned directly approximately 3.11% of the outstanding shares of IDB Holding. Of these additional shares of IDB Holding, approximately 2.97% of the outstanding shares of IDB Holding are not subject to the Shareholders Agreement.

Part of the foregoing holdings in IDB Holding have been pledged to financial institutions as collateral for loans taken to finance the purchase of shares of IDB Holding. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elbit, (ii) Elron, (iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D and E previously attached to the Statement.

 (d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as follows:

Page 11 of 25 pages

In February 2010, the Supreme Court of Israel reversed, in appeal proceedings initiated by the prosecution in December 2004, the acquittal of DIC, several past executive officers of DIC and one of its other officers by the Tel Aviv District Court in November 2004 in appeal proceedings initiated by them in June 2002, and reinstated their conviction by the Tel Aviv Magistrate’s Court in February 2002, of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In April 2010, the Supreme Court imposed on DIC a fine penalty of NIS 800,000 (then approximately $215,900). None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 5.     Interest in Securities of the Issuer

As of May 9, 2011:

Elbit beneficially owns an aggregate of 396,893 Ordinary Shares (including an aggregate of 396,825 Ordinary Shares which it has the right to acquire as described in Item 6 of the Statement ), constituting approximately 0.57% of the Issuer's outstanding Ordinary Shares.  Elron beneficially owns these shares as a result of Elbit being a wholly owned subsidiary of Elron.

Each of DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owner of, and to share the power to vote and dispose of, these Ordinary Shares held by Elbit. Each of these Reporting Persons disclaims beneficial ownership of all the Ordinary Shares held by Elbit.

The percentages stated above were calculated based on  69,652,779 Ordinary Shares outstanding as of June 30, 2010 (as reported in the Issuer's Form 20-F/A filed with the SEC on December 23, 2010).

On May 9, 2011, Elbit sold 3,323,563 Ordinary Shares in open market transactions, in accordance with the Share Purchase Agreement , for an aggregate purchase price of $261,443 (before commissions), the details of which are set forth below (all prices in U.S. dollars):

No. of Shares	Price Per Share
10,000	0.0908
15,000	0.0800
15,000	0.0850
15,000	0.0900
25,222	0.0900
30,000	0.0950
74,000	0.0800
300,000	0.0790
415,778	0.0780
15,000	0.0800
15,000	0.0850
20,000	0.0781
20,000	0.0785
30,000	0.0800
40,000	0.0781
100,000	0.0800
340,000	0.0780
393,563	0.0780
600,000	0.0780
850,000	0.0780

Page 12 of 25 pages

        None of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days prior to May 9, 2011.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and Elbit did not own as of May 9, 2011, any Ordinary Shares (including Ordinary Shares that may be acquired pursuant to options or rights to purchase such Ordinary Shares from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days prior to May 9, 2011.

Item 6.     Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer

On March 9, 2011, Elbit entered into the Share Purchase Agreement for the sale of 3,323,563 Shares to the Purchaser for an aggregate purchase price of $259,243, subject to adjustments in the price per share and the total number of Shares to be sold to the Purchaser (with the balance being sold to third parties) resulting from execution of the trades on the open market, as further described in the Share Purchase Agreement, a copy of which is attached as Exhibit A hereto.

Item 7      Material to be filed as Exhibits

Schedules A, B, C, D and E	-	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elbit, (ii) Elron, (iii) DIC, (iv) IDB Development and (v) IDB Holding.

Exhibit A	Share Purchase Agreement dated March 9, 2011 and Extension Agreement dated April 7, 2011.

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Date: May 23, 2011	ELBIT LTD.
ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
BY: DISCOUNT INVESTMENT CORPORATION LTD. (signed)
BY: ______________________________

Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of Elbit Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to the initial Statement as Exhibits 4 through 11.

Page 13 of 25 pages

Schedule A

Directors and Executive Officers
of
Elbit Ltd.
 (as of May 9, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Yaron Elad 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Chief Financial Officer of Elron.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Vice President of DIC; Chief Executive Officer of Elron
Zvi Slovin 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Advisor of Elron.

Page 14 of 25 pages

Schedule B

Directors and Executive Officers
of
Elron Electronic Industries Ltd.
(as of May 9, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Arie Mientkavich 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of Elron; Deputy Chairman of Gazit Globe Ltd and Chairman of Gazit Globe Israel (Development) Ltd.
Ami Erel 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	President & Chief Executive Officer of DIC; Chairman of NetVision Ltd., Cellcom Israel Ltd. Koor Industries Ltd. and Makhteshim Agan Industries Ltd.
Avraham Asheri 12 Yoshpe Street, Apt. 7, Mevasseret Zion 90805, Israel	Director	Director of companies.
Yaacov Goldman 39 Nachlieli Street, Hod Hasharon 45355, Israel	External Director	Director of companies.
Gad Arbel Hashalom 96, Mevaseret Zion, 90805, Israel	External Director	Director of Companies.
Prof. Gabriel Barbash 14 Zisman Street, Ramat Gan 52521, Israel	Director	Director General of the Tel Aviv Sourasky Medical Center.
Shay Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	President of Zoe Holdings Ltd.
Rona Dankner 3 Azrieli Center, The Triangular Tower, Tel-Aviv 67023, Israel	Director	Director of companies.
Dori Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Arie Ovadia 10 Harav Amiel Street, Tel Aviv, 62223, Israel	Director	Director of companies.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Chief Executive Officer	Vice President of DIC; Chief Executive Officer of Elron.
Yaron Elad 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of Elron.
Nir Pinchas 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Elron.

(*) Dual citizen of Israel and France.

Page 15 of 25 pages

Schedule C

Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(as of May 9, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of IDB Holding; IDB Development, DIC and Clal Industries and Investments Ltd.; Businessman and director of companies.
Zehava Dankner 64 Pinkas Street, Tel Aviv 62157, Israel	Director	Director of companies.
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chairman of Property and Building Corporation Ltd. Co-Chairman of Shufersal Ltd.
Mark Schimmel (*) 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Co-Managing Director of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Director of companies.
Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.
Prof. Niv Ahituv 33 Drezner Street, Tel Aviv 69496, Israel.	External Director	Professor at the Faculty of Management in the Tel Aviv University.
Prof. Yair Orgler 19 Jacob Street, Tel Aviv 69015, Israel	Director	Professor at the Faculty of Management in the Tel Aviv University.
Prof. Dan Oppenheim 14 Zamarot Street, Herzliya 46424, Israel	External Director	Medical doctor and researcher.

Page 16 of 25 pages

Isaac Manor (**) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Dori Manor (**) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Holding and IDB Development.
Ami Erel 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	President and Chief Executive Officer	President and Chief Executive Officer of DIC; Chairman of NetVision Ltd., Cellcom Israel Ltd., Koor Industries Ltd. and Makhteshim Agan Industries Ltd.
Raanan Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of DIC; Chief Executive Officer of Koor Industries Ltd.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of DIC; Chief Executive Officer of Elron.
Michel Dahan 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of DIC.
Asaf Topaz 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of DIC.
Motti Berenstain 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of DIC
(*)   Dual citizen of Israel and the United Kingdom.
(**)  Dual citizen of Israel and France

Page 17 of 25 pages

Schedule D

Directors and Executive Officers
of
IDB Development Corporation Ltd.
(as of May 9, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of IDB Holding, IDB Development, DIC and Clal Industries and Investments Ltd.; Businessman and director of companies.
Zehava Dankner 64 Pinkas Street, Tel Aviv 62157, Israel	Director	Director of companies.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Deputy Chairman of the Board of Directors	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Deputy Chairman of the Board of Directors	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chairman of Property and Building Corporation Ltd.; Co-Chairman of Shufersal Ltd.
Jacob Schimmel 7 High field Gardens, London NW11 9HD, United Kingdom	Director	Co-Managing Director of UKI Investments.
Shay Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	President of Zoe Holdings Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Director of companies.
Isaac Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Dori Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.
Amos Malka 18 Nahal Soreq Street, Modi'in 71700, Israel	Director	Director of companies

Page 18 of 25 pages

Prof. Yoram Margalioth 16 Ha'efroni Street, Raanana 43724, Israel	Director	Senior lecturer (expert on tax laws) at the Faculty of Law in the Tel Aviv University.
Irit Izakson 15 Great Matityahou Cohen Street, Tel-Aviv 62268, Israel	Director	Director of companies.
Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chief Executive Officer	Chief Executive Officer of IDB Holding and IDB Development.
Lior Hannes 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Senior Executive Vice President	Senior Executive Vice President of IDB Development; Chief Executive Officer of IDB Investments (U.K.) Ltd.
Dr. Eyal Solganik 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of IDB Development; Chief Financial Officer of IDB Holding.
Ari Raved 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of IDB Development.
Gonen Bieber ** 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Vice President and finance manager	Vice President and Chief Financial Officer of Clal Industries and Investments Ltd.; Vice President and finance manager of IDB Development; Finance manager of IDB Holding.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President Comptrolling	Vice President Comptrolling of IDB Development; Comptroller of IDB Holding.
Amir Harosh 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Development.

(*) Dual citizen of Israel and France.

Page 19 of 25 pages

Schedule E

Directors and Executive Officers
of
IDB Holding Corporation Ltd.
(as of May 9, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of IDB Holding, IDB Development, DIC and Clal Industries and Investments Ltd.; Businessman and director of companies.
Isaac Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Deputy Chairman of the Board of Directors	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Arie Mientkavich (1) 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Vice Chairman of the Board of Directors	Chairman of Elron; Deputy Chairman of Gazit-Globe Ltd. and Chairman of Gazit-Globe Israel (Development) Ltd.
Zehava Dankner 64 Pinkas Street, Tel Aviv 62157, Israel	Director	Director of companies.
Lior Hannes 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Senior Executive Vice President of IDB Development; Chief Executive Officer of IDB Investments (U.K.) Ltd.
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chairman of Property and Building Corporation Ltd.; Co-Chairman of Shufersal Ltd.
Jacob Schimmel 7 High field Gardens, London NW11 9HD, United Kingdom	Director	Co-Managing Director of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Director of companies.
Dori Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Meir Rosenne 8 Oppenheimer Street, Ramat Aviv, Tel Aviv 69395, Israel	Director	Attorney.
Shmuel Dor 7 Tarad Street, Ramat Gan 52503, Israel	External Director	Head of auditing of subsidiaries of Clalit Health Services
Zvi Dvoresky 3 Biram Street, Haifa 34986, Israel	External Director	Chief Executive Officer of Beit Kranot Trust Ltd.

Page 20 of 25 pages

Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director and Executive Vice President	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal.
Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chief Executive Officer	Chief Executive Officer of IDB Holding and IDB Development.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Executive Vice President	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Dr. Eyal Solganik 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chief Financial Officer	Chief Financial Officer of IDB Holding; Executive Vice President and Chief Financial Officer of IDB Development.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding; Vice President Comptrolling of IDB Development.

(*) Dual citizen of Israel and France.

Page 21 of 25 pages

EXHIBIT "A"

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of this 9th  day of March, 2011 by and between Elbit Ltd., (the “Seller”) and Everest Plus Investments Ltd. (the “Purchaser”).

WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, a total of three million three hundred and twenty three thousand and six hundreds thirty one (3,323,631) Ordinary Shares of Elbit Vision Systems Ltd. (the “Company” or "EVS"), an Israeli public company whose Ordinary Shares are listed on the OTC Bulletin Board in the United States (the “Bulletin Board”), to be purchased from and sold by the Seller upon the terms and subject to the conditions set forth herein; and

NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	PURCHASE OF SHARES, PURCHASE PRICE, CLOSING

1.1.	Purchase of Shares

At the Closing (as defined below), the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller three million three hundred and twenty three thousand and six hundreds thirty one (3,323,631) Ordinary Shares of the Company owned by the Seller (the “Shares”) free from all Encumbrances (as defined below), for an aggregate purchase price equal to two hundred fifty nine thousands and two hundred forty three U.S. Dollars (US$ 259,243) (the "Purchase Price"), representing a price per share equal to seven Cents point eight U.S. Dollars (US$ 0.078) for each of the Shares (the “Price Per Share”).

1.2.	The purchase of the Shares shall take place through the Bulletin Board as follows:

(i) The Purchaser shall, through its authorized broker, submit a bid for a quantity greater than the Shares at the Price Per Share.

(ii) The Seller through its authorized broker shall accept the bid for the amount of the Shares at the Price Per Share. If, as a result of other bids in the market at the time, the Purchaser purchases shares of the Company from other sellers, the Purchaser shall continue purchasing shares of the Company in the market at the Price Per Share until all of the Shares shall have been sold, it being acknowledged that if, in the interim, the Shares or part thereof are purchased by other purchasers, the Seller shall have no liability towards the Purchaser arising therefrom.

Notwithstanding the above, if immediately prior to the sale of the Shares is completed, there is a bid in the market at a price less than the Price Per Share ("Lower Price") for at least 1 million shares of the Company, then, at the sole discretion of the Seller, the Seller shall (i) sell the Shares at a price per share lower than the Lower Price or (ii) defer the sale of the Shares the next trading day.

1.3.	Payment of the Purchase Price

The Purchase Price shall be paid in US Dollars.

1.4.	Closing; Deliveries

The sale and purchase of the Shares shall take place at a closing (the "Closing") to be held at the offices of the Seller, at on the second (2nd) business day following the fulfillment of the conditions set forth herein.

At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

1.4.1.	The Seller shall sign a stock power in the form attached hereto as Exhibit 1.4.1 transferring the Shares to the Purchaser.

1.4.2.
The Purchaser shall deliver to the Seller, the Purchase Price by wire transfer of immediately available funds (which shall be denominated in U.S. Dollars) to such bank accounts designated by the Seller in writing;

Page 22 of 25 pages

2.	REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller hereby represents and warrants to the Purchaser:

2.1.	This Agreement has been duly executed and delivered by it, and constitutes a legal, valid and binding obligation of the Seller, enforceable against it in accordance with its terms.

2.2.
Subject to obtaining the waiver and approval of  Messrs. Hillel Avni and Yossi Barat substantially in the form attached hereto as Schedule 2.2. the execution, delivery and performance by the Purchaser of this Agreement will not, to the best of Seller's knowledge (i) violate any applicable law; (ii)require any consents, approvals, filings or registrations with, any governmental, agency, regulatory authorities or any other party to any agreement to which such Purchaser is a party.

2.3.	The Seller is the sole owner of the Shares free and clear of any liens or encumbrances, subject to the removal of the Legend (defined below).

3.	REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser makes the following representations and warranties to the Seller:

3.1.
The Purchaser has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, to consummate the transactions contemplated hereby, and to purchase the Shares from the Seller pursuant to the provisions of this Agreement.

3.2.
This Agreement has been duly executed and delivered by the Purchaser, and constitutes the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms.

3.3.
The execution, delivery and performance by the Purchaser of this Agreement will not to the best of Purchaser's knowledge (i) violate any applicable law; (ii) require any consents, approvals, filings or registrations with, any governmental, agency, regulatory authorities or any other party to any agreement to which such Purchaser is a party.

3.4.
The Purchaser is purchasing the Shares on the basis of "as is" condition of the Company, without reliance on any representations and warranties other than the representations made by the Seller in Section 2 hereof.

3.5.	Shares Are Unregistered

The Shares to be purchased by the Purchaser from the Seller at the Closing have not been, and will not be at Closing, registered with any securities authority including the United States Securities and Exchange Commission, and are not, and will not be at Closing, listed for trading on the Bulletin Board or any other exchange.

4.	CONDITIONS TO CLOSING

4.1.	Conditions to Closing of the Purchaser

The obligations of the Purchaser to purchase the Shares and transfer the Purchase Price at the Closing are subject to the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in writing, in whole or in part, by the Purchaser, which waiver shall be at the sole discretion of the Purchaser:

4.1.1.	Representations and Warranties

The representations and warranties made by the Seller in this Agreement shall be true and correct in all material respects as of the Closing as if made on the date of the date hereof.

4.1.2.	Consent

The Sellers shall have secured and delivered to the Purchaser all permits, consents, waivers and authorizations (if any) required by Seller in order to consummate the transactions contemplated by this Agreement.

4.1.3.	Removal of Legend

The "Restricted Securities" legend on the Shares ("Legend") shall be removed, it being acknowledged that following signing the Seller will take commercially reasonable steps to enable the removal of the Legend.

4.1.4.	Compliance

The Seller shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing.

Page 23 of 25 pages

4.2.	Conditions to Closing of the Seller

The Sellers’ obligation to sell the Shares at the Closing is subject to the fulfillment at or before the Closing of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Seller, which waiver shall be at the sole discretion of the Seller:

4.2.1.	Representations and warranties

The representations and warranties made by the Purchaser in this Agreement shall have been true and correct when made, and shall be true and correct as of the date of the Closing.

4.2.2.	Consents

The Purchaser shall have secured and delivered to the Seller all permits, consents and authorizations (if any) required by Purchaser in order to consummate the transactions contemplated by this Agreement.

4.2.3.	Compliance

The Purchaser shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing.

4.3.	Termination

In the event that all or any of the conditions to the Closing will not be fulfilled until 30 days from the date of this Agreement, due to circumstances which are beyond the control of either Party, this Agreement shall become null and void and the Parties will not have any claims against each other.

5.	MISCELLANEOUS

5.1.	Taxes; Commissions. Any sales or transfer tax due upon the sale of any Share under this Agreement shall be borne by the party required by law to pay the applicable tax.

5.2.	Fees & Expenses. Each Party to this Agreement shall bear its own legal fees and all related expenses incurred in connection with the transaction.

5.3.
Notices.  All notices, consents, approvals, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, or when confirmation of transmission is received when sent by telecopier, or three (3) days after delivery (prepaid) to any commercial overnight courier, addressed as follows:

If to the Seller:	Elbit Ltd. 3 Azrieli Center 42nd Floor, Triangle Tower Tel-Aviv 67023
With a copy to:	P. Weinberg & Co. 3 Azrieli Center 20th Floor, Triangle Tower Tel Aviv, 67023 Att: Paul Weinberg, Adv. Tel: 6950599; Fax: 6091024
If to the Purchaser:	Everest Plus Investments Ltd. Bar-Cohva 14/24 Jerusalem 97875 Yehoshua Hazan I.D- 03227877-2 Tel- 02-5829664

or to such other address as the parties may from time to time designate in writing.

5.4.
Waiver.  Any waiver hereunder must be in writing, duly authorized and signed by the party to be bound, and shall be effective only in the specific instance and for the purpose for which given.  No failure or delay on the part of any Seller or the Purchaser in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Page 24 of 25 pages

5.5.
Entire Agreement.  This Agreement, the exhibits and the schedules hereto and the documents furnished by the parties hereto in connection with the Closing constitute the entire agreement among the parties hereto and supersede any other agreement that may have been made or entered into by any Seller or the Purchaser solely relating to the transactions contemplated by this Agreement.

5.6.
Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected, impaired or invalidated thereby.

6.8
Governing Law & Jurisdiction. The Agreement shall be governed by and construed in accordance with the laws of the State of Israel. The parties hereto hereby submit to the jurisdiction of the competent courts in Tel Aviv, Israel in respect of any dispute arising in connection with this Agreement.

IN WITNESS WHEREOF, the Seller and the Purchaser have each caused this Agreement to be duly executed as of the date first above written.

_______________________ The Seller:	_______________________ The Purchaser:

ADDENDUM NO 1 TO SHARE PURCHASE AGREEMENT

THIS ADDENDUM NO.1 TO THE SHARE PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of this 7th day of April , 2011 by and between Elbit Ltd., (the “Seller”) and Everest Plus Investments Ltd. (the “Purchaser”).

WHEREAS, the Purchaser and Seller entered into a share purchase agreement dated March 9, 2011 ("Original SPA").

WHEREAS the Purchaser and the Seller wish to extend the period in Section 4.3 of the Original SPA to enable the conditions of the Original SPA to be satisfied.

NOW, THEREFORE, the parties hereto agree as follows:

1.	The Purchaser and Seller hereby agree to extend the period set forth in Section 4.3 of the Original SPA to May 30, 2011.

2.	Save as amended herein, the Original SPA shall remain in full force and effect.

IN WITNESS WHEREOF, the Seller and the Purchaser have each caused this Addendum No.1 to be duly executed as of the date first above written.

_______________________ The Seller:	_______________________ The Purchaser:

Page 25 of 25 pages